EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
Name	State or Country of Incorporation

Century Casinos Management, Inc.	Delaware
Century Casinos - Nevada, Inc.	Nevada
Century Management u. Beteiligungs GmbH	Austria
Century Casinos Cripple Creek, Inc.	Colorado
WMCK-Acquisition Corp.	Delaware
WMCK-Venture Corp.	Delaware
Century Casinos Africa (Pty) Limited	South Africa
Century Casinos Caledon (Pty) Limited	South Africa
Century Casinos West Rand (Pty) Limited	South Africa
Rhino Resort Limited	South Africa
Century Resorts Limited	Mauritius
Century Resorts International Limited	Mauritius
Century Resorts Alberta, Inc.	Canada
Century Casinos Tollgate, Inc.	Delaware
CC Tollgate LLC	Delaware
Century Casinos Iowa, Inc.	Iowa